UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2012
Commission File Number 0-30314

BONTAN CORPORATION INC
(Translation of registrant’s name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.

NEWS RELEASE

BONTAN CHANGES ITS FOCUS ON FUTURE BUSINESS

Toronto, Ontario, December 12, 2012 - Bontan Corporation Inc. (“the Company”, “Bontan”) (OTCBB: BNTNF) is pleased to announce a change in the focus of the Company’s business.

The Company is working with a group that is well recognized in the life science sector. Specifically, the new focus will be in the biotechnology industry (SIC code: 2834).

Bontan’s management is working in conjunction with this team of life science executives and is currently analysing information on a target company in the biotech sector as a potential takeover candidate.

Mr. Kam Shah, CEO commented, “With the unlocking of the human genome and other recent scientific breakthroughs, we believe there are compelling opportunities in health care and therapeutics to create substantial and sustainable shareholder value.”

About Bontan Corporation Inc:

Bontan Corporation Inc. recently concluded a settlement on its indirect oil and gas interest in Israel and now seeks business opportunities in biotech sector.

For further information, contact Kam Shah, Chief Executive Officer of Bontan at (416) 929-1806 and for investor relations contact John Robinson at (416) 860-0211.

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws.  Any such statements reflect Bontan's current views and assumptions about future events and financial performance. Bontan cannot assure that future events or performance will occur. Important risks and factors that could cause actual results or events to differ materially from those indicated in our forward-looking statements.

Bontan assumes no obligation and expressly disclaims any duty to update the information in this News Release.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 12, 2012

BONTAN CORPORATION INC.

By: /s/ Kam Shah
Kam Shah
Chief Executive Officer